1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct

January 20, 2015

VIA EDGAR

Filing Room

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Highland Funds I

Securities Act File No. 333-132400

Post-Effective Amendment No. 46

Investment Company Act File No. 811-21866

Amendment No. 49

Ladies and Gentlemen:

On behalf of Highland Funds I (the “Trust”), attached herewith for filing is the above-referenced Post-Effective Amendment No. 46 (the “Amendment”) to the Trust’s Registration Statement pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, on Form N-1A. This filing is to add the Highland Equity Hedge Fundamental Growth ETF, Highland Equity Hedge Fundamental Value ETF, Highland Equity Hedge Multi-Strategy ETF, Highland Equity Hedge Technology ETF, Highland Equity Hedge Healthcare ETF, Highland Event-Driven Activist ETF, Highland Event-Driven Credit Arbitrage ETF, Highland Event-Driven Merger Arbitrage ETF, Highland Event-Driven Multi-Strategy ETF, Highland Macro Discretionary Thematic ETF, Highland Macro Multi-Strategy ETF, Highland Relative Value Fixed-Income Asset Backed ETF, Highland Relative Value Fixed-Income Convertible Arbitrage ETF, Highland Relative Value Fixed-Income Corporate ETF, Highland Relative Value Fixed-Income Sovereign ETF, Highland Relative Value Volatility ETF and Highland Relative Value Multi-Strategy ETF, each a newly created series, to the Trust and should have no effect on the existing series of the Trust. No fees are required in connection with this filing.

Should you have any questions regarding the Amendment or the foregoing matters, please do not hesitate to contact Allison Fumai at (212) 698-3526.

Very truly yours,

/s/ Allison M. Fumai

Allison M. Fumai